[redacted]

14047436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-31826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street, South, Suite 300
(No. and Street)

St. Cloud	Minnesota	56301-3600
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2013, and unconsolidated supplemental schedules as of December 31, 2013, pertaining to Cetera Investment Services LLC and Subsidiaries (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2018

Mark Paul Shelson 02/26/14
Signature Date

Treasurer
Title

Julie Anne Preusser
Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
(x) (c) Consolidated Statement of Income
(x) (d) Consolidated Statement of Cash Flows
(x) (e) Consolidated Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x) Notes to Consolidated Financial Statements
(x) (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CETERA INVESTMENT SERVICES LLC AND SUBSIDIARIES
(SEC I.D. No. 8-31826)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Cetera Investment Services LLC and Subsidiaries

We have audited the statement of financial condition of Cetera Investment Services LLC and subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Cetera Investment Services LLC and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2014

CETERA INVESTMENT SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 32,259,787
Securities segregated under federal and other regulations	6,997,920
Receivable from brokers, dealers, and clearing organizations	490,801
Receivable from customers	6,909,790
Securities owned — at fair value	1,045,214
Commissions receivable	4,795,965
Other receivables	5,677,651
Prepaid expenses	4,177,464
Other assets	1,328,926
TOTAL	$ 63,683,518

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations	$ 509,561
Payable to customers	11,375,394
Commissions payable	16,472,075
Accounts payable and accrued expenses	2,034,838
Payable to affiliates	1,541,128
Accrued compensation	1,298,972
Deferred credits	4,531,980
Other liabilities	1,540,475
Total liabilities	39,304,423
MEMBER'S EQUITY:	
Member's capital	23,988,370
Retained earnings	390,725
TOTAL MEMBER'S EQUITY	24,379,095
TOTAL	$ 63,683,518

See notes to consolidated statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

Cetera Investment Services LLC and subsidiaries (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, insurance, and investment advisory services to customers through financial institutions. The Company is a wholly-owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly-owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P., which is managed by Lightyear Capital LLC.

The consolidated financial statement includes the accounts of Cetera Investment Services LLC and its wholly owned subsidiaries: Compulife Inc. and Guaranty Brokerage Services, Inc. All intercompany balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statement and related disclosures. Management believes that the estimates utilized in preparing its consolidated financial statement is reasonable. Actual results could differ materially from those estimates under different assumptions or conditions and the differences may be material to the consolidated financial statement.

Consolidation — The consolidated financial statement includes the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated under Federal and Other Regulations – The Company segregates cash and securities pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Securities Owned — Securities owned are stated at fair value with realized and unrealized gains and losses being recorded in transaction and other fees in the consolidated statements of income. Fair value is determined by management based on published market prices or quotes obtained from independent pricing services. Transactions are accounted for on a trade date basis. Dividend income is recorded when declared and interest income is recorded when earned.

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations — Receivables from and payables to brokers, dealers, and clearing organizations result from the Company's normal transaction processing.

Receivable from and Payable to Customers — Receivables from and payables to customers include amounts related to cash and margin transactions. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Other Receivables — Other receivables are reported in the consolidated statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible. Management's assessment at December 31, 2013 deemed no allowance was necessary.

Classification and Valuation of Certain Investments — The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds and municipal bonds) as trading securities. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at cost or amortized cost. The fair value of securities is determined by obtaining quoted market prices.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities are carried at cost or cost plus accrued interest, which approximates fair value.

Income Taxes — As a single member LLC, the Company is considered as a corporate division and recognizes an allocation of income taxes in its consolidated financial statements under an income tax sharing agreement with Cetera Financial. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. Under the terms of the tax allocation agreement, income taxes are settled based on the total income tax provision. As such, the Company does not separately record deferred income taxes in the consolidated financial statement.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes payable on the consolidated statement of financial condition.

Securities Sold, But Not Yet Purchased — Securities sold, but not yet purchased are reflected on a settlement-date basis,which is not materially different from the trade date basis, at market value in other liabilities in the accompanying consolidated statement of financial condition.

Revenue Recognition:

Commissions — The Company records commissions received from securities transactions on a settlement date basis, which is not materially different from the trade-date basis. Commissions generated from mutual fund, variable annuity, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as it accrues for commission revenue.

Advisory Fees and Services — The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed at the beginning of each quarter. These fees, and the related expenses, are recognized over the period earned.

Asset Based Fees — Asset based fees include amounts earned related to client sweep account investments, and reimbursements and allowances from product providers related to the sale and custody of their products.

Transaction and Other Revenue — Other revenue includes fees charged to clients such as IRA maintenance fees, margin interest, and confirmation fees, as well as fees charged to advisors for contracted services such as affiliation and transaction fees. These fees are recognized as earned.

Stock-Based Compensation — Cetera Holdings allocates compensation expense to the Company. Such expense is derived from stock-based awards that are measured based on the grant-date fair value of the award, using the Black-Scholes option pricing model (service condition options) or a lattice valuation model (performance condition options). Stock-based compensation expense for service condition options is recognized over the requisite service period and includes Cetera Holdings's estimate of expected forfeitures. Stock-based compensation expense for awards containing a performance condition is recognized based on the probable outcome of the performance condition at each reporting date. At the end of the contingency period, the total compensation cost recognized will be the grant-date fair value of all units that actually vest based on the outcome of the performance conditions. Cetera Holdings must make assumptions regarding the number of stock options that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

3. INCOME TAXES

The Company has reviewed and determined that there are no uncertain tax positions that would have a material impact on the consolidated financial statement of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

4. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features on employer matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by the affiliate. The Company had no separate employee benefit plan in 2013 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by the affiliate were charged back to the Company for reimbursement.

5. STOCK BASED COMPENSATION

Accounting Standards Codification ("ASU") Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized in the consolidated financial statements based upon the grant-date fair value. Certain employees of the Company have been

granted stock options for Cetera Holdings stock, which are settled through a liability account with Cetera Holdings.

6. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity, pursuant to an expense allocation agreement in accordance with Securities and Exchange Commission's books and records requirements (Rule 17a-3). Such expenses, which are recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial.

7. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's financial position.

Leases — The Company is obligated under an operating lease requiring minimum annual rentals pursuant to an agreement expiring in 2018. The lease requires payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under the operating lease for office space that has non-cancellable lease terms in excess of one year:

Years ending December 31		
2014	$	744,322
2015		766,938
2016		789,793
2017		813,770
2018		623,490
Total minimum lease payments	$	3,738,313

8. OFF-BALANCE SHEET RISK

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased

and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur or counterparties are unable to meet the terms of the contracted obligations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with a stated redemption value, are primarily classified within Level 1. The Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013, is as follows:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents — money market funds	$ 31,005,357	$ -	$ -	$ 31,005,357
Securities segregated under federal and other regulations:				
U.S. Treasury securities	-	6,997,920	-	6,997,920
Securities owned				
U.S. Treasury securities	-	996,015	-	996,015
Mutual funds and UITs	940	-	-	940
Equity securities	48,259	-	-	48,259
Total assets at fair value	$ 31,054,556	$ 7,993,935	$ -	$ 39,048,491
Liabilities:				
Other liabilities (securities sold, but not yet purchased):				
Municipal bonds	$ 65,990	$ -	$ -	$ 65,990
Equity securities	18,340	-	-	18,340
Total liabilities at fair value	$ 84,330	$ -	$ -	$ 84,330

10. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables generally arise from the extension of credit to customers for purchases of securities (margin loans). These loans are fully collateralized by marketable securities, are due on demand, and accrue interest at daily rates. The initial extension of credit is made in accordance with the requirements of Regulation T, and the continued extension of credit is subject to self-regulatory organization as well as Company determined collateral levels.

The Company's outstanding margin loans are monitored on a daily basis to identify potential credit loss and impairment. Loans are considered to be impaired when based upon current information and events management estimates it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan. Criteria used to determine if impairment exists include, but are not limited to: the value of securities collateralizing the loan, historical payment of margin calls of the individual loan, and/or an event of default. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For margin loans that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount, and the expected recovery. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company had $6,160,890 of outstanding margin loans receivable from customers as of December 31, 2013, and no associated loan loss reserve based on management's assessment of probability and timing of borrower default and loss severity estimates. The Company does not have any

impaired margin loan receivables as of December 31, 2013. The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2013, the Company had net capital of $14,973,041, which was $14,723,041 in excess of required net capital of $250,000. The Company's ratio of net capital to aggregate debit items was 189%.

At December 31, 2013, the Company's wholly owned subsidiary had total member's equity of $2,270. These amounts are not included in the Company's unconsolidated computation of net capital.

12. SUBSEQUENT EVENTS

On January 16, 2014, it was announced that Lightyear Capital LLC entered into an agreement to sell the Company's ultimate wholly-owned parent, Cetera Holdings, to RCS Capital Corporation ("RCAP") for $1.15 billion in cash, subject to certain customary adjustments. Following this transaction, Cetera Holdings and its subsidiaries will become part of RCAP's retail advice platform. The closing of the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of 2014. Also, in connection with the close of this transaction, the vesting of certain stock-based compensation (see note 5) will accelerate and the associated cost will be allocated to the Company and settled through a liability account with Cetera Holdings

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2014

Cetera Investment Services LLC and subsidiaries
400 Fourth Street, South
St. Cloud, Minnesota 56301-3600

In planning and performing our audit of the consolidated financial statements of Cetera Investment Services LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP